Consolidated Financial Statements
(Expressed in thousands of United States dollars)

WESTPORT INNOVATIONS INC.

For the three and nine months ended September 30, 2012 and 2011 westport innovations inc.
Consolidated Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)

	September 30, 2012	December 31, 2011
Assets

Current assets:
Cash and cash equivalents ($9,672 and $7,013 attributable to our VIEs)	$257,855	$70,298
Short-term investments ($29,516 and $11,105 attributable to our VIEs)	36,838	15,379
Accounts receivable ($7,017 and $4,917 attributable to our VIEs) (note 4)	42,744	55,423
Loan receivable ($22,036 and $19,409 attributable to our VIEs)	22,036	19,409
Inventories (note 5)	48,488	37,057
Prepaid expenses	10,852	6,551
Current portion of deferred income tax assets	8,252	6,447
Other current assets (note 7)	-	2,034
	427,065	212,598
Long-term investments (note 6)	11,033	8,369
Other assets (note 7)	1,280	1,994
Property, plant and equipment (note 8)	51,448	36,243
Intangible assets (note 9)	35,225	36,582
Deferred income tax assets	8,823	5,075
Goodwill (note 10)	55,891	55,814
	$590,765	$356,675
Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities ($3,704 and $6,567 attributable to our VIEs) (note 11)	$47,928	$55,807
Deferred revenue	5,147	3,146
Current portion of deferred income tax liabilities	491	-
Current portion of long-term debt (note 12)	28,254	20,568
Current portion of warranty liability ($12,784 and $11,791 attributable to our VIEs) (note 13)	14,925	12,978
	96,745	92,499
Warranty liability ($15,375 and $8,039 attributable to our VIEs) (note 13)	19,107	11,253
Long-term debt (note 12)	53,414	65,577
Deferred revenue	12,783	10,327
Deferred income tax liabilities	4,751	3,446
Other long-term liabilities	3,626	3,104
	190,426	186,206
Shareholders’ equity:
Share capital (note 14):
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
55,288,236 (2011 - 48,455,601) common shares	733,322	459,866
Other equity instruments	6,580	6,112
Additional paid in capital	5,786	4,499
Accumulated deficit	(392,329)	(331,158)
Accumulated other comprehensive income	17,112	13,271
	370,471	152,590
Joint venture partners’ share of net assets of joint ventures (note 17)	29,868	17,879
	400,339	170,469

	$590,765	$356,675

See accompanying notes to consolidated financial statements.

1

Westport Innovations Inc.
Consolidated Statements of Operations (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Product revenue	$65,051	$72,232	$225,902	$135,834
Parts revenue	9,678	8,458	29,451	23,784
Service and other revenue (note 18)	1,414	351	15,494	4,427
	76,143	81,041	270,847	164,045

Cost of revenue and expenses:
Cost of product and parts revenue	54,980	55,236	180,677	105,398
Research and development (notes 15 and 16)	20,042	13,887	56,750	35,191
General and administrative (note 15)	9,011	6,912	29,977	19,395
Sales and marketing (note 15)	10,028	7,740	29,065	21,871
Foreign exchange (gain) loss	7,371	(2,011)	2,878	1,318
Depreciation and amortization	2,964	2,683	8,249	4,543
Bank charges, interest and other	152	325	775	945
	104,548	84,772	308,371	188,661

Loss before undernoted	(28,405)	(3,731)	(37,524)	(24,616)

Income from investments accounted for by the equity method (note 6)	715	436	2,430	1,254
Interest on long-term debt and amortization of discount	(1,363)	(570)	(4,011)	(2,440)
Interest and other income	91	420	1,168	1,073

Loss before income taxes	(28,962)	(3,445)	(37,937)	(24,729)

Income tax recovery (expense):
Current	(800)	(7,778)	(14,975)	(12,711)
Deferred	854	2,758	3,730	1,651
	54	(5,020)	(11,245)	(11,060)
Net loss for the periods	$(28,908)	$(8,465)	$(49,182)	$(35,789)

Net income (loss) attributed to:
Joint venture partners (note 17)	$3,579	$4,697	$11,989	$9,863
The Company	(32,487)	(13,162)	(61,171)	(45,652)

Loss per share attributable to the Company:
Basic and diluted	$(0.59)	$(0.27)	$(1.14)	$(0.96)

Weighted average common shares outstanding:
Basic and diluted	55,148,725	48,239,201	53,663,522	47,424,988

See accompanying notes to consolidated financial statements.

2

Westport Innovations Inc.
Consolidated Statements of Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Loss for the periods	$(28,908)	$(8,465)	$(49,182)	$(35,789)
Other comprehensive income (loss):
Cumulative translation adjustment	10,747	(11,957)	3,841	(5,935)
	10,747	(11,957)	3,841	(5,935)

Comprehensive loss	$(18,161)	$(20,422)	$(45,341)	$(41,724)

Comprehensive income (loss) attributable to:
Joint venture partners	$3,579	$4,697	$11,989	$9,863
The Company	(21,740)	(25,119)	(57,330)	(51,587)

See accompanying notes to consolidated financial statements.

3

Westport Innovations Inc.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars, except share amounts)
Nine months ended December 31, 2011 and for the nine months ended September 30, 2012 (unaudited)

	Common shares outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income	Joint venture partners’ share of net assets of joint ventures	Total shareholders’ equity

Balance, March 31, 2011	46,972,304	$430,608	$4,205	$5,141	$(284,509)	$25,641	$14,921	$196,007

Issue of common shares on exercise of stock options	225,845	2,810	-	(994)	-	-	-	1,816
Issue of common shares on exercise of performance share units	391,612	3,799	(3,799)	-	-	-	-	-
Issue of common shares in connection with acquisitions	915,021	23,052	-	-	-	-	-	23,052
Cancellation of common shares	(49,181)	(403)	-	-	(855)	-	-	(1,258)
Stock-based compensation	-	-	5,706	352	-	-	-	6,058
Net loss for the year	-	-	-	-	(45,794)	-	12,958	(32,836)
Dividends paid by joint venture	-	-	-	-	-	-	(10,000)	(10,000)
Other comprehensive loss	-	-	-	-	-	(12,370)	-	(12,370)

Balance, December 31, 2011	48,455,601	$459,866	$6,112	$4,499	$(331,158)	$13,271	$17,879	$170,469
							-
Issue of common shares on exercise of stock options	88,189	1,448	-	(507)	-	-	-	941
Issue of common shares on exercise of performance share units	419,446	6,578	(6,578)	-	-	-	-	-
Issue of common shares on public offering	6,325,000	273,556	-	-	-	-	-	273,556
Share issue costs	-	(8,126)	-	-	-	-	-	(8,126)
Stock-based compensation	-	-	7,046	1,794	-	-	-	8,840
Net loss for the period	-	-	-	-	(61,171)	-	11,989	(49,182)
Other comprehensive income	-	-	-	-	-	3,841	-	3,841

Balance, September 30, 2012	55,288,236	$733,322	$6,580	$5,786	$(392,329)	$17,112	$29,868	$400,339

See accompanying notes to consolidated financial statements.

4

Westport Innovations Inc.
Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Cash flows from operating activities:
Loss for the period	$(28,908)	$(8,465)	$(49,182)	$(35,789)
Items not involving cash:
Depreciation and amortization	2,964	2,683	8,249	4,543
Stock-based compensation expense	2,924	1,993	9,217	5,631
Deferred income tax recovery	(854)	(2,758)	(3,730)	(1,651)
Change in deferred lease inducements	(4)	(25)	(30)	(62)
Income from investments accounted for by the equity method	(715)	(436)	(2,430)	(1,254)
Accretion of long-term debt	222	156	737	1,339
Other	87	76	305	141
Changes in non-cash operating working capital:
Accounts receivable	19,047	(8,044)	14,537	(10,702)
Inventories	427	978	(8,864)	(1,742)
Prepaid expenses	227	(3,598)	(3,543)	(5,851)
Accounts payable and accrued liabilities	(5,018)	(8,105)	(7,429)	(696)
Deferred revenue	2,719	1,296	5,746	1,437
Warranty liability	3,271	2,461	11,009	394
	(3,611)	(21,788)	(25,408)	(44,262)

Cash flows from investing activities:
Purchase of property, plant and equipment	(7,136)	(3,302)	(20,686)	(6,055)
Purchase of intangible assets	-	(18)	(989)	(18)
Sale (purchase) of short-term investments, net	57,693	2,354	(21,351)	20,148
Advances of loan receivable	-	(4,543)	(2,554)	(9,324)
Repayment of loan receivable	-	-	2,494	-
Business acquisition (note 3)	-	(6,534)	(1,125)	(6,534)
	50,557	(12,043)	(44,211)	(1,783)

Cash flows from financing activities:
Increase in operating lines of credit	-	-	4,245	-
Repayment of operating lines of credit	(233)	(3,115)	(3,118)	(3,115)
Repayment of long-term debt	(321)	(52,103)	(6,725)	(52,155)
Repayment of short-term debt	-	-	-	(221)
Issuance of subordinated debenture notes	-	34,345	-	34,345
Financing costs	-	(1,392)	-	(1,392)
Proceeds from stock options exercised	54	429	941	1,516
Shares issued for cash	-	-	273,556	82
Share issuance costs	-	-	(8,126)	-
	(500)	(21,836)	260,773	(20,940)
Effect of foreign exchange on cash and cash equivalents	(2,361)	2,804	(3,597)	8,865

Net increase (decrease) in cash and cash equivalents	44,085	(52,863)	187,557	(58,120)
Cash and cash equivalents, beginning of period	213,770	138,894	70,298	144,151

Cash and cash equivalents, end of period	$257,855	$86,031	$257,855	$86,031

5

Westport Innovations Inc.
Consolidated Statements of Cash Flows (unaudited), Continued
(Expressed in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Supplementary information:
Interest paid	$1,827	$181	$3,906	$1,435
Taxes paid	7,370	5,341	21,529	10,934
Non-cash transactions:
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	-	-	-	34
Shares issued on exercise of performance share units	4,507	2,006	6,578	4,368
Cancellation of performance share units	-	-	-	2,153
Common shares issued to acquire Emer S.p.A.	-	22,099	-	22,099

See accompanying notes to consolidated financial statements.

6

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

1.	Basis of presentation:

The unaudited consolidated balance sheet as at September 30, 2012, the unaudited consolidated statements of operations, comprehensive loss and cash flows for the three and nine months ended September 30, 2012 and 2011, and the unaudited consolidated statement of shareholders’ equity for the nine months ended September 30, 2012 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

These unaudited interim consolidated financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the fiscal year ended December 31, 2011 filed with the appropriate securities regulatory authorities. Effective April 1, 2011, the Company changed its year-end to December 31, and the 2011 annual consolidated financial statements were for the nine-month period then ended.

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows as at September 30, 2012 and for all periods presented, have been recorded. The results of operations for the three and nine months ended September 30, 2012 are not necessarily indicative of the results for the Company’s full year.

The Company’s reporting currency is the United States dollar. The functional currency of the Company’s operations is the Canadian dollar except for CWI, which uses the U.S. dollar as its functional currency, OMVL S.p.A. (“OMVL”) and Emer S.p.A. (“Emer”), which use the Euro as their functional currency, and Alternative Fuel Vehicle Sweden AB (“AFV”), which uses the Swedish Krona as its functional currency. The Company translates its consolidated Canadian dollar, Euro and Swedish Krona functional currency financial statements into the reporting currency using the current rate method. All assets and liabilities are translated using the period end exchange rates. Shareholders’ equity balances are translated using a weighted average of historical exchange rates. Revenues and expenses are translated using the monthly average rate for the period. All resulting exchange differences are recognized in other comprehensive income.

The period exchange rate of the Canadian dollar as at September 30, 2012 was $1.02 (December 31, 2011 - $0.98), and the average exchange rates for the three and nine months ended September 30, 2012 were $1.01 (2011 - $1.02) and $1.00 (2011 - $1.02), respectively. The period end exchange rate of the Euro was 1.29 (December 31, 2011 - 1.30), and the average exchange rates for the Euro for the three and nine months ended September 30, 2012 were 1.25 (2011 – 1.41) and 1.28 (2011 – 1.41), respectively. The period end exchange rate of the Swedish Krona was 0.15 (December 31, 2011 - 0.15) and the average exchange rates for the Swedish Krona for the three and nine months ended September 30, 2012 were 0.15 (2011 – 0.15) and 0.15 (2011 – 0.16), respectively.

7

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

2.	Accounting changes:

(a)	Accounting policies adopted during the period:

Fair value measurements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, (“ASU 2011-04”). ASU 2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements to ensure consistency between U.S. GAAP and IFRS. ASU 2011-04 also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This new guidance is to be applied prospectively. This update was effective for the Company on January 1, 2012. The adoption of this update did not have a material impact on the Company’s consolidated financial statement note disclosures.

Comprehensive Income

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, (“ASU 2011-05”). ASU 2011-05 eliminates the option to report other comprehensive income and its components in the statement of changes in equity. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, the FASB issued ASU No. 2011-12 (“ASU 2011-12”), which defers certain requirements within ASU 2011-05. These amendments are being made to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income in all periods presented. This new guidance is to be applied retrospectively. This update was effective for the Company on January 1, 2012. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

8

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

2.	Accounting changes (continued):

(a)	Accounting policies adopted during the period (continued):

Intangibles – Goodwill and other

In September 2011, the FASB issued ASU No. 2011-08, Intangibles - Goodwill and Other (Topic 350) - Testing Goodwill for Impairment (“ASU 2011-08”), which allows an entity to use a qualitative approach to test goodwill for impairment. ASU 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. This update was effective for the Company on January 1, 2012. The adoption of this update did not have a material impact on the Company’s goodwill impairment test.

(b)	New accounting pronouncements:

Balance sheet

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (“ASU 2011-11”). ASU 2011-11 enhances disclosures regarding financial instruments and derivative instruments. Entities are required to provide both net information and gross information for these assets and liabilities in order to enhance comparability between those entities that prepare their financial statements on the basis of U.S. GAAP and those entities that prepare their financial statements on the basis of IFRS. This new guidance is to be applied retrospectively and is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods. The Company anticipates that the adoption of this standard will expand its consolidated financial statement note disclosures.

9

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

3.	Business combination:

On March 20, 2012, the Company acquired, through its wholly owned subsidiary, Westport Innovations (Australia) Pty Ltd., certain assets of Advanced Engine Components Ltd (“AEC”). Based in Perth, Australia, AEC specializes in research, development and production of patented electronic fuel injection and engine management technologies that enable vehicle engines to operate on natural gas.

The assets acquired consisted of intangible assets, inventories and capital assets. The fair value of the consideration for the acquisition was $1,125 (AUD$1,082) and was allocated as follows: $832 to intangible assets, $529 to inventories, $133 to capital assets, $23 to prepaid expense, and liabilities assumed of $392. The Company paid cash totaling $1,125 for the acquisition. The Company also assumed AEC's Australian leased facility and approximately ten of AEC's employees. The acquisition was accounted for as a business combination using the purchase method.

The foreign exchange rate used to translate Australian dollar denominated assets acquired, liabilities assumed and purchase consideration into U.S. dollars was 1.04 based on the March 20, 2012 closing rate.

The Company incurred acquisition related expenses of $280 during the three months ended March 31, 2012, which have been recorded in general and administrative expenses in the consolidated statement of operations.

The Company has determined that the acquisition of AEC was a non-material business combination. As such, pro forma disclosures are not required.

4.	Accounts receivable:

	September 30, 2012	December 31, 2011

Customer trade receivable	$32,456	$43,268
Government funding receivable	914	1,412
Due from joint venture partner and other receivables	4,182	11,528
Income taxes receivable	6,062	-
Allowance for doubtful accounts	(870)	(785)

	$42,744	$55,423

5.	Inventories:

	September 30, 2012	December 31, 2011

Purchased parts	$26,123	$20,020
Assembled parts	7,439	4,198
Work-in-process	8,243	6,994
Finished goods	6,805	6,360
Obsolescence provision	(122)	(515)

	$48,488	$37,057

10

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

6.	Long-term investments:

	September 30, 2012	December 31, 2011

Weichai Westport Inc.	$10,392	$7,732
Minda-Emer Technologies Ltd.	641	637

	$11,033	$8,369

On July 3, 2010, the Company invested $4,316 under an agreement with Weichai Power Co. Ltd. and Hong Kong Peterson (CNG) Equipment Ltd. to form Weichai Westport Inc. (“WWI”). On October 11, 2011, the Company invested an additional $955 in WWI. The Company has a 35% equity interest in WWI. For the three and nine months ended September 30, 2012, the Company recognized income of $675 (2011 - $443) and $2,341 (2011 - $1,261), respectively, as income from investment accounted for by the equity method.

On July 1, 2011, the Company acquired a 50% interest in Minda-Emer Technologies Ltd (“Minda-Emer”) through its acquisition of Emer. On the date of acquisition, the interest in Minda-Emer was ascribed a value of $643. As the Company does not control Minda-Emer, it accounts for this investment using the equity method. During the three and nine months ended September 30, 2012, the Company recognized income of $40 (2011 – loss of $7) and $89 (2011 – loss of $7), respectively.

7.	Other assets:

	September 30, 2012	December 31, 2011

Note receivable (a)	$-	$2,446
Deferred financing charges (b)	1,032	1,323
Other	248	259
	1,280	4,028
Current portion	-	(2,034)
	$1,280	$1,994

(a)	On October 15, 2010, the Company entered into a Note and Warrant Purchase Agreement (the “Agreement”) with a private energy company based in the United States to fund operating and capital expenditures related to infrastructure development activities. The Agreement was subsequently amended on September 30, 2011.

Under the Agreement, the Company loaned $2,200 and received 1,427,179 warrants representing 20% of the then outstanding shares to purchase common shares at $0.10 per share for a period of five years. The loan bore interest at 12.5% and was payable on maturity dates ranging from October 15, 2012 to October 20, 2013.

On February 29, 2012, the total loan principal and accrued interest of $2,494 was repaid in full by the counterparty, and the warrants were terminated.

(b)	Financing charges incurred on the issuance of subordinated debentures (note 12(a)) have been deferred and are being amortized into income over the term of the debentures using the effective interest rate method.

11

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

8.	Property, plant and equipment:

September 30, 2012	Cost	Accumulated amortization	Net book value

Land and buildings	$561	$148	$413
Computer equipment and software	11,236	7,971	3,265
Furniture and fixtures	2,369	1,760	609
Machinery and equipment	67,176	32,568	34,608
Leasehold improvements	22,266	9,713	12,553

	$103,608	$52,160	$51,448

December 31, 2011	Cost	Accumulated amortization	Net book value

Land and buildings	$668	$124	$544
Computer equipment and software	8,914	7,257	1,657
Furniture and fixtures	2,072	1,602	470
Machinery and equipment	55,025	27,322	27,703
Leasehold improvements	14,930	9,061	5,869

	$81,609	$45,366	$36,243

9.	Intangible assets:

September 30, 2012	Cost	Accumulated amortization	Net book value

Patents and trademarks	$19,672	$1,447	$18,225
Technology	6,321	1,136	5,185
Customer contracts	13,819	2,022	11,797
Non-compete agreement	33	15	18

	$39,845	$4,620	$35,225

December 31, 2011	Cost	Accumulated amortization	Net book value

Patents and trademarks	$19,508	$727	$18,781
Technology	6,380	1,122	5,258
Customer contracts	13,334	815	12,519
Non-compete agreement	37	13	24

	$39,259	$2,677	$36,582

12

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

10.	Goodwill:

A continuity of goodwill is as follows:

	September 30, 2012	December 31, 2011

Balance, beginning of period	$55,814	$8,202
Acquisition of Emer	-	50,774
Acquisition of AFV	-	2,701
Impact of foreign exchange	77	(5,863)

Balance, end of period	$55,891	$55,814

11.	Accounts payable and accrued liabilities:

	September 30, 2012	December 31, 2011

Trade accounts payable	$40,169	$40,758
Accrued payroll	4,971	9,534
Accrued interest	609	1,233
Income taxes payable	1,023	2,705
Due to joint venture partner and other payables	1,156	1,577
	$47,928	$55,807

12.	Long-term debt:

	September 30, 2012	December 31, 2011

Subordinated debenture notes (a)	$36,615	$35,398
Long-term payable (b)	9,498	9,330
Senior financing (c)	19,600	24,871
Senior revolving financing (c)	12,544	11,360
Other bank financing (d)	1,691	2,557
Capital lease obligations	1,720	2,629
	81,668	86,145

Current portion	(28,254)	(20,568)

	$53,414	$65,577

(a)	On September 23, 2011, the Company raised $36,615 (CDN$36,000) through the issuance of debentures to Macquarie Private Wealth Inc. (“Macquarie”) on a private placement basis.

The debentures are unsecured and subordinated to senior indebtedness, mature on September 22, 2014 and bear interest at 9% per annum, payable in cash semi-annually in arrears on March 15th and September 15th of each year during the term, commencing on March 15, 2012.

The debentures are redeemable at the option of the Company at a price equal to $1,150 per $1,000 principal amount of the debentures on or before March 22, 2013. After March 22, 2013 and before maturity, the debentures can be redeemed at a price equal to $1,100 per $1,000 principal amount.

13

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

12.	Long-term debt (continued):

(a)	Continued:

The Company paid to Macquarie a cash commission equal to 3.85% of the gross proceeds of the offering totaling $1,460, which is included in other assets (note 7) and amortized over the term of the debentures.

(b)	On July 2, 2010, the Company acquired OMVL for $25,711. A portion of the purchase price amounting to $9,804 (€7,600) is payable on the third anniversary of the closing date. The difference between the carrying value of this liability and the principal amount is accreted to the principal amount using an effective interest rate of 3.72% over the term to maturity. The amount outstanding is denominated in Euros, exposing the Company to foreign exchange changes. The amount is guaranteed to the sellers of OMVL by Banca Intesa S.p.A. with a cross guarantee from the Bank of Montreal with a letter of credit for $10,387 (CDN$10,564).

(c)	The senior financing agreement bears interest at the 6-month Euribor plus 2.5% (2.9% as at September 30, 2012) and its carrying value is recorded at amortized cost using the effective interest rate method. The principal repayment schedule of the senior financing principal balance is as follows for the years ended December 31:

2012	$1,359
2013	3,625
2014	3,987
2015	4,350
2016	4,531
2017	2,266
$20,118

The senior revolving financing facility bears interest at the 6-month Euribor plus 2.5% (2.9% as at September 30, 2012) and will be repaid through two principal payments of $6,450 (€5,000) and $5,160 (€4,000) on March 31, 2016 and September 30, 2017, respectively.

The Company has pledged its interest in Emer as a general guarantee for its senior financing and senior revolving financing.

Throughout the entire term of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As of September 30, 2012, the Company is in compliance with all covenants under the financing arrangements.

(d)	Other bank financing consists of various unsecured bank financing arrangements that carry rates of interest ranging from 1.65% to 4.50% and are payable on maturity dates ranging from December 31, 2012 to June 23, 2016.

14

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

12.	Long-term debt (continued):

(e)	The Company has a credit facility for maximum borrowings of CDN$30,000. The credit facility is governed by a margin requirement limiting such borrowings to a calculated amount based on cash and investments held with the creditor. Borrowings may be drawn in the form of direct borrowings, letters of credit, foreign exchange forward contracts and overdraft loans. Outstanding amounts on direct borrowings and overdraft loans drawn under this credit facility bear interest at the prime rate, and letters of credit bear interest at 0.75% per annum. As at September 30, 2012, no amounts were outstanding as a demand installment loan (2011 - $nil).

13.	Warranty liability:

A continuity of the warranty liability is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Balance, beginning of period	$31,996	$18,127	$24,231	$20,233
Warranty claims	(4,699)	(2,815)	(13,658)	(9,442)
Warranty accruals	5,315	5,559	19,050	11,205
Change in warranty estimates	1,732	385	4,730	(612)
Impact of foreign exchange	(312)	(301)	(321)	(429)
Balance, end of period	$34,032	$20,955	$34,032	$20,955
Current portion	(14,925)	(11,820)	(14,925)	(11,820)
Long-term portion	19,107	9,135	19,107	9,135

14.	Share capital:

On February 27, 2012, the Company issued 6,325,000 common shares at a price of $43.25 per share. Gross proceeds totaled $273,556 and the Company incurred share issuance costs of $8,126.

During the three and nine month periods ended September 30, 2012, the Company issued 293,542 and 507,635 common shares upon exercises of stock options and share units, respectively. The Company issues new shares to satisfy stock option and share unit exercises.

15

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15.	Stock options and other stock-based plans:

(a)	Stock options:

Stock options are available for issuance under the Westport Omnibus Plan and were previously granted under the Company’s Stock Option Plan. A summary of the Company’s stock option activity for the nine months ended September 30, 2012 and 2011 are presented as follows:

	Nine months ended September 30, 2012		Nine months ended September 30, 2011
	Number of shares	Weighted average exercise price (CDN $)	Number of shares	Weighted average exercise price (CDN $)

Outstanding, beginning of period	328,027	$8.96	606,183	$8.35

Granted	770,727	33.77	-	-
Exercised	(88,189)	10.75	(210,092)	6.99
Cancelled/expired	(1,663)	31.11	(8,142)	4.84

Outstanding, end of period	1,008,902	$27.72	387,949	$9.16

Options exercisable, end of period	231,342	$8.00	289,280	$8.18

During the three and nine months ended September 30, 2012, the Company recognized $707 (2011 - $133) and $2,015 (2011 - $403), respectively, in stock-based compensation related to stock options.

The fair value of the options granted during the nine months ended September 30, 2012 was determined using the Black-Scholes option pricing formula simulation with the following weighted average assumptions: expected dividend yield - nil% (2011 – nil%), expected stock price volatility – 47.79% (2011 – nil%), risk free interest rate – 0.38% (2011 – nil%); expected life of options – 3 years (2011 – nil years). The weighted average grant date fair value was $10.97 (2011 - $nil) for options granted for the nine months ended September 30, 2012.

As at September 30, 2012, $6,508 of compensation cost related to stock option awards has yet to be recognized in the results from operations and will be recognized over a weighted average period of 2.25 years.

16

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15.	Stock options and other stock-based plans (continued):

(b)	Share units:

The value assigned to issued restricted share units (“RSUs”) and performance share units (“PSUs”) (together, the “Units”) and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan (together, the “Plans”) as of September 30, 2012 and 2011 are as follows:

	Nine months ended September 30, 2012		Nine months ended September 30, 2011
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)

Outstanding, beginning of period	1,250,917	$18.04	1,462,250	$11.91
Granted	185,705	$35.99	281,292	$34.97
Exercised	(126,876)	$9.52	(410,002)	$9.57
Vested	(209,352)	$25.29	-	-
Cancelled/expired	-	-	(77,623)	$8.64

Outstanding, end of period	1,100,394	$20.67	1,255,917	$18.04

Units outstanding and exercisable, end of period	262,615	$8.86	276,931	$7.97

Included in the above table are Units granted under the former Amended and Restated Unit Plan where the Units are considered outstanding after vesting until exercised by the recipient. A continuity of these Units that vested during the nine months ended September 30, 2012 and 2011 are summarized below:

	Nine months ended September 30, 2012		Nine months ended September 30, 2011
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)

Unvested, beginning of period	438,917	$9.32	959,851	$7.89
Vested	(112,560)	$11.81	(445,633)	$6.44
Cancelled/expired	-	-	(75,301)	$8.10

Unvested, end of period	326,357	$8.47	438,917	$9.32

17

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15.	Stock options and other stock-based plans (continued):

(b)	Share units (continued):

During the three and nine months ended September 30, 2012, the Company recognized $2,217 (2011 - $1,860) and $7,202 (2011 - $5,228), respectively, of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

As at September 30, 2012, $13,980 of compensation cost related to Units has yet to be recognized in the results from operations and will be recognized over a weighted average period of 1.27 years.

Of the Units granted during the nine months ended September 30, 2012, 66,428 Units were subject to market and service conditions. The fair value of these Units was determined using a Monte-Carlo simulation using the following weighted average assumptions: expected dividend yield - nil% (2011 – nil%); expected stock price volatility – 55.95% (2011 – 59.98%) ; and risk free interest rate – 0.93% (2011 – 1.52%). The valuation model determined the grant date fair value based on assumptions about the likelihood of the Company achieving different payout factors as driven by the market conditions. The weighted average grant date fair value was $35.99 (2011 - $36.92) for Units granted for the nine months ended September 30, 2012. For the Units granted after January 1, 2012, payout factors are determined based upon the absolute stock price at the end of two years, equal to the closing price on the last trading day of December 31, 2013.

For the Units granted prior to January 1, 2012, payout factors are determined based upon the absolute stock price at the end of two years and the stock price relative to a Synthetic Clean Tech index of comparative companies two years after the grant date.

One-half of these Units vest after two years and the remainder after three years from the date of the grant. The impact of market conditions, if any, on compensation expense for these units is determined at the time of the grant with no adjustment to the compensation expense for the actual results of the market condition.

During the three and nine months ended September 30, 2012, 83,218 PSU’s were exercised with a payout factor of 200% (2011 – nil).

18

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

15.	Stock options and other stock-based plans (continued):

(c)	Share units (continued):

The fair value of all other Units was determined based on the market price of the underlying shares on the date of grant. Compensation expense, net of estimated forfeitures, is recognized in results from operations over the vesting period.

The aggregate intrinsic value of the Company’s stock option awards and share units at September 30, 2012 is as follows:

September 30, 2012 CDN$

Stock options:
Outstanding	$4,587
Exercisable	4,496
Exercised	2,298

Share units:
Outstanding	$30,195
Exercisable	7,206
Exercised	15,107

Stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan is included in operating expenses as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Research and development	$592	$315	$1,666	$747
General and administrative	1,479	978	5,037	3,054
Sales and marketing	853	700	2,514	1,830

	$2,924	$1,993	$9,217	$5,631

19

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

16.	Research and development expenses:

Research and development expenses are recorded net of program funding received or receivable. Research and development expenses incurred and program funding received or receivable are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011

Research and development expenses	$20,466	$14,524	$59,006	$37,771
Program funding	(424)	(637)	(2,256)	(2,580)

Research and development	$20,042	$13,887	$56,750	$35,191

17.	Partners’ share of net assets of joint ventures:

	September 30, 2012	December 31, 2011

Cummins Westport Inc. (a)	$29,728	$17,728
BTIC Westport Inc.	140	151

	$29,868	$17,879

(a)	Cummins Westport Inc.:

The Company entered into a joint venture with Cummins Inc. (“Cummins”) on March 7, 2001. On December 16, 2003, the Company and Cummins amended the joint venture agreement (“JVA”) to have CWI focus on and develop markets for alternative fuel engines.

On February 20, 2012, the JVA was amended and restated to provide for, among other things, clarification concerning the scope of products within CWI. In addition, the parties have revised certain economic terms of the JVA.

Under the prior JVA, CWI had a global exclusive right to design, engineer, and market mid-range on-road spark-ignited natural gas engines based on Cummins diesel engines manufactured in Cummins facilities. The Company and Cummins have agreed in the amended and restated JVA to focus CWI's future product development on North American markets including engines for on-road applications between the displacement range of 5.9 litres through 12 litres and to have these engines manufactured in Cummins North American plants.

20

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

17.	Partners’ share of net assets of joint ventures (continued):

(a)	Cummins Westport Inc. (continued):

The joint venture will now have a term of ten years and can be terminated under certain circumstances before the end of the term, including in the event of a material breach of the agreement by, or in the event of a change of control of, one of the parties.

The Company has determined that CWI is a variable interest entity, and the Company is the primary beneficiary. The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of CWI as at September 30, 2012 and December 31, 2011 and for the three and nine months ended September 30, 2012 and 2011. Prior to February 20, 2012, the Company and Cummins shared equally in the profits and losses of CWI. Under the new JVA, profits and losses are shared equally up to an established revenue baseline, then any excess profit will be allocated 75% to the Company and 25% to Cummins. However, CWI continues to be a variable interest entity with the Company as the primary beneficiary. The Company has not historically provided and does not intend to provide financial or other support to CWI that the Company is not previously contractually required to provide. Therefore, the Company continues to consolidate CWI with Cummins’ share of CWI’s income included in “Joint venture partners’ share of income from joint ventures”. For the three and nine months ended September 30, 2012, net income from CWI attributable to Cummins was $3,589 (2011 - $4,697) and $12,000 (2011 - $9,902), respectively. A summarized balance sheet is presented below:

	September 30, 2012	December 31, 2011

Current assets	$74,164	$46,888
Long-term assets	9,297	5,481

Total assets	$83,461	$52,369

	September 30, 2012	December 31, 2011

Current liabilities:
Current portion of warranty liability	$12,784	$11,791
Other current liabilities	6,850	8,546
	19,634	20,337

Long-term liabilities:
Warranty liability	15,375	8,039
Other long-term liabilities	9,254	8,095
	24,629	16,134

Total liabilities	$44,263	$36,471

21

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

18.	Service and other revenue:

Service and other revenue for the three and nine months ended September 30, 2012 was $1,414 (2011 - $351) and $15,494 (2011 - $4,427), respectively.

Service and other revenue for the nine months ended September 30, 2012 consisted of a one-time license revenue of $7,923 for the transfer of proprietary know-how, other fee payments of $1,414, and service revenue of $6,157 under existing development agreements.

During the nine months ended September 30, 2012, the Company entered into an agreement with an original equipment manufacturer (“OEM”) to co-develop natural gas technology for off-road equipment, including mining trucks and locomotives. Under the agreement, the Company provided its proprietary know-how related to the high pressure direct injection (“HPDI”) technology by granting a non-exclusive license to the OEM. The Company will also provide ongoing development services to the OEM to assist with the development and commercialization of products. These are considered to be multiple deliverables arrangements under ASC 605-25, Revenue Recognition: Multiple-Element Arrangements, and the Company has determined that the license and the development services are separate units of accounting.

Service revenue of $6,157 was recognized as the Company achieved and delivered certain milestones during the nine months ended September 30, 2012 under certain development agreements with an OEM. All costs associated with our development agreements were recorded as research and development expenses in the period incurred. No service revenue was recognized under our development agreements during the three months ended September 30, 2012.

19.	Segmented information:

The Company’s business operates in four reportable operating segments:

-	CWI, which serves the medium- to heavy-duty engine markets. The fuel for CWI engines is typically carried on vehicles as compressed natural gas or liquefied natural gas;

-	Westport LD, which designs, produces and sells high-performance alternative fuel engines targeting the global CNG and LPG industrial and light-duty automotive markets;

-	Westport HD, which offers a 15-litre LNG engine for the heavy-duty trucking market. Westport HD is the Company’s proprietary development platform, engaged in the engineering, design and marketing of natural-gas enabling technology for the heavy-duty diesel engine and truck market; and

-	Corporate, which includes corporate costs such as research and development including activities for off-road applications, general and administrative, marketing, interest and other charges, foreign exchange and depreciation that cannot be attributed to a particular segment and are incurred by all segments.

These reporting segments offer different products and services and are managed separately as each business requires different technology and marketing strategies.

22

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

19.	Segmented information (continued):

The Company evaluates segment performance based on net operating income (loss), which is before income taxes and does not include depreciation and amortization, foreign exchange gains and losses, bank charges, interest and other expenses, interest and other income, and gain on sale of long-term investments. The Company did not record any intersegment sales or transfers for the three and nine months ended September 30, 2012 and 2011.

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011

Revenue:
CWI	$45,469	$49,152	$155,147	$106,157
Westport LD	25,566	25,722	82,905	44,046
Westport HD	3,694	6,167	23,458	13,842
Corporate	1,414	-	9,337	-
	$76,143	$81,041	$270,847	$164,045

Net operating income (loss) excluding depreciation and amortization:
CWI	$6,922	$14,920	$33,404	$31,170
Westport LD	(1,555)	(2,520)	(3,168)	(4,118)
Westport HD	(11,774)	(10,182)	(29,392)	(24,539)
Corporate	(11,511)	(4,952)	(26,466)	(20,323)
	(17,918)	(2,734)	(25,622)	(17,810)

Depreciation and amortization:
CWI	(40)	(25)	(110)	(75)
Westport LD	(2,257)	(2,307)	(6,470)	(3,231)
Westport HD and Corporate	(667)	(351)	(1,669)	(1,237)
	(2,964)	(2,683)	(8,249)	(4,543)

Loss before undernoted	(20,882)	(5,417)	(33,871)	(22,353)

Other income (expenses), net	(8,080)	1,972	(4,066)	(2,376)

Loss before income taxes	$(28,962)	$(3,445)	$(37,937)	$(24,729)

Additions to long-lived assets excluding business combinations:
CWI	$143	$-	$200	$58
Westport LD	1,872	788	5,115	1,447
Westport HD and Corporate	5,121	2,532	16,360	4,568
	$7,136	$3,320	$21,675	$6,073

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide by geographical regions. Product and service and other revenues are attributable to geographical regions based on location of the Company’s customers. For the three and nine months ended September 30, 2012, 63% (2011 - 59%) and 59% (2011 - 53%) of the Company’s product and service revenues were from sales in the Americas (including the United States), 17% (2011 - 18%) and 16% (2011 - 16%) from sales in Asia (including China), and 18% (2011 - 24%) and 25% (2011 - 31%) from sales elsewhere (including Italy). The Company’s revenue earned from Canadian customers is not significant and has been included in revenue from sales in the Americas.

23

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

19.	Segmented information (continued):

As at September 30, 2012, total goodwill of $55,891 (December 31, 2011 - $55,814) was allocated to the Westport LD segment. As at September 30, 2012, total long-term investments of $10,392 (December 31, 2011 - $7,732) was allocated to the Corporate segment and $641 (December 31, 2011 - $637) was allocated to the Westport LD segment. Total assets are allocated as follows:

	September 30, 2012	December 31, 2011

CWI	$83,461	$52,369
Westport LD	189,132	101,324
Westport HD and Corporate	318,172	202,982
	$590,765	$356,675

The Company’s long-lived assets consist of property, plant and equipment, intangible assets and goodwill.

Long-lived assets information by geographic area:

	September 30, 2012	December 31, 2011

Italy	$100,836	$106,422
Canada	27,651	16,344
Sweden	5,321	5,007
United States	6,962	812
Australia	1,021	32
China	773	22
	$142,564	$128,639

24

Westport Innovations Inc.
Notes to Consolidated Financial Statements (unaudited)
(Expressed in thousands of United States dollars except share and per share amounts)

20.	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value. The long-term investment represents our interests in the WWI and Minda-Emer joint ventures, which are accounted for using the equity method.

The carrying value reported in the balance sheet for the unsecured subordinated debenture notes (note 12(a)) approximates its fair value based on the interest rate being demanded in the market for debt with similar terms and conditions.

The carrying value reported in the balance sheet for senior financing agreements (note 12 (c)) approximates its fair value as at September 30, 2012, as the interest rate on the debt is floating and therefore approximates the market rate of interest. The Company’s credit spread also has not substantially changed from the 2.5% premium currently paid.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.

The carrying value reported in the balance sheet for other long-term payable (note 12(b)) is recorded at amortized cost using the effective interest rate method. It is being accreted to the gross proceeds of €7,600 that is payable on July 2, 2013 at the effective interest rate of 3.65%. As at September 30, 2012, the fair value of the long-term debt is higher than its carrying value by $104 based on a market interest rate of 2.35%.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1. When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model−derived valuations with inputs that are observable in active markets. Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at September 30, 2012 and December 31, 2011, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

25